Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.
(A Development Stage Company)

Interim Consolidated Financial Statements

July 31, 2008

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	July 31,	April 30,
	2008	2008
	$	$
		(Audited)
ASSETS
Current Assets
Cash and cash equivalents	45,918	258
GST and interest receivable	8,622	7,020
Prepaid expenses	3,666	5,016
Due from related parties [Note 8(a)]	97,960	16,491
Advances to equity accounted investee [Note 6]	266,250	112,312
Total Current Assets	422,416	141,097
Property and Equipment [Note 7]	9,204	10,199
	431,620	151,296

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	35,857	44,589
	35,857	44,589

Shareholders’ Equity (Deficit)
Share Capital [Note 3]	11,865,972	11,356,689
Subscriptions receivable	(61,428)	–
Contributed Surplus	2,024,832	2,024,832
Deficit	(13,433,613)	(13,274,814)
	395,763	106,707
	431,620	151,296
Commitments [Note 9]
Subsequent Events [Note 10]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	For the	For the
	Three Months Ended	Three Months Ended
	July 31,	July 31
	2008	2007
	$	$

Operating Expenses
General and administrative	205,599	665,666
Research and development	30,310	68,034
Foreign exchange	(585)	40,119
Amortization	995	884

Operating Loss	(236,319)	(774,703)
Other Income
Gain on sale of investee’s shares	76,425	33,986
Gain on issue by investee of its own shares	2,423	158,651
Interest	–	867
Non-controlling interest	–	519,532
Loss on investment	(1,328)	–

Net Loss for the Period	(158,799)	(61,667)

Deficit – Beginning of Period	(13,274,814)	(12,081,099)

Deficit – End of Period	(13,433,613)	(12,142,766)

Basic Loss Per Share	(0.01)	–

Weighted Average Number of Common Shares
outstanding	23,849,000	23,849,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	July 31,	July 31,
	2008	2007
	$	$
Operating Activities
Net loss	(158,799)	(61,667)
Items not involving cash
Stock-based compensation	–	233,209
Non-controlling interest	–	(519,532)
Gain on issue by investee of its own shares	(2,423)	(158,651)
Gain on sale of investee’s shares	(76,425)	(33,986)
Shares issued for services	–	6,271
Amortization	994	884
Changes in non-cash working capital items
GST and interest receivable	(1,602)	595
Prepaid expenses	1,350	17,802
Accounts payable and accrued liabilities	(8,731)	49,423
Due to related parties	(30,479)	8,474
Net Cash Used In Operating Activities	(276,114)	(457,178)
Financing Activities
Shares issued	447,855	–
Shares issued by investee	–	388,369
Repayments to /Advances from related parties	4,815	22,481
Net Cash Provided by Financing Activities	452,670	410,850
Investing Activities
Proceeds on sale of investee’s shares	77,520	–
Advances from (to) investee and other affiliates	(208,416)	–
Net Cash Provided by Investing Activities	(130,896)	–
Effect of Exchange Rate Changes on Cash	–	(8,129)
Increase (decrease) in Cash and Cash Equivalents	45,660	(54,457)
Cash and Cash Equivalents - Beginning of Period	258	294,463
Cash and Cash Equivalents - End of Period	45,918	240,006
Supplemental Disclosures
Interest paid	–	–
Income tax paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
From April 30, 2006 to July 31, 2008
(Expressed in Canadian Dollars)

						Deficit
					Other	Accumulated
	Common				Comprehensive	During the	Total
	Shares	Common	Contributed		Income	Exploration	Shareholders’
	Issued	Shares	Surplus	Subscription	(Loss)	Stage	Equity
	#	$	$	Receivable	$	$	$
Balance – April 30, 2006	23,899,009	11,343,564	552,173	–	631,794	(12,153,216)	374,315
Options exercised	43,750	13,125	–	–	–	–	13,125
Stock-based compensation	–	–	296,528	–	–	–	296,528
Deferred compensation	–	–	1,138	–	–	–	1,138
Foreign currency translation
adjustment	–	–	–	–	7,964	–	7,964
Net loss for the year	–	–	–	–	–	(641,453)	(641,453)
Balance – April 30, 2007	23,942,759	11,356,689	849,839	–	639,758	(12,794,669)	51,617
Stock- based compensation	–	–	247,059	–	–	–	247,059
Deconsolidation adjustment	–	–	(886,589)	–	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary	–	–	1,808,851	–	–	–	1,808,851
Foreign currency translation
adjustment	–	–	5,672	–	9,005	–	14,677
Net loss for the year	–	–	–	–	–	(480,145)	(480,145)
Balance – April 30, 2008	23,942,759	11,356,689	2,024,832	–	–	(13,274,814)	106,707
Shares issued	1,315,168	509,283	–	(61,428)	–	–	447,855
Net loss for the period	–	–	–	–	–	(158,799)	(158,799	)5)
Balance – July 31, 2008	25,257,927	11,865,972	2,024,832	(61,428)	–	(13,433,613)	395,763

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
July 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 5.8 million (directly and indirectly) shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $13,433,613 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going-concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds through loans from Rand Energy Group Inc. (“Rand”), a 51% owned subsidiary. The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds through the exercise of warrants and stock options.

2.	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended April 30, 2008, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations, and cash flows have been included. Operating results for the three-month period ended July 31, 2008 are not necessarily indicative of the results that may be expected for the year ending April 30, 2009.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
July 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	SHARE CAPITAL

Authorized:

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000   Class A non-voting shares without par value. Special rights and restrictions apply.

[a]	Treasury shares

At July 31, 2008, Rand owns 217,422 (2007 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.

[b]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

These options have the following vesting schedule:

[i]	25% of the options vest upon granting of the option; such initial vest is referred to as the “First Vesting”;

[ii]	The second 25% of the options vest 90 days from the date of exercise of the First Vesting; such second vesting is referred to as the “Second Vesting”;

[iii]	The third 25% of the options vest 90 days from the date of exercise of the Second Vesting; such third vesting is referred to as the “Third Vesting”;

[iv]	The fourth and final 25% of the options vest 90 days from the date of exercise of the Third Vesting; and

[v]	The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
July 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	SHARE CAPITAL (Continued)

The following table summarizes activity under the Plan for the periods ended July 31, 2008 and April 30, 2008:

	July 31, 2008		April 30, 2008
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$

Outstanding at beginning of
period	1,125,000	0.27	1,125,00	0.27
Exercised	–	–	–	–

Outstanding at end of period	1,125,500	0.27	1,125,000	0.27

Exercisable at end of period	300,000	0.27	300,000	0.27

Additional information regarding options outstanding and exercisable as at April 30, 2008 is as follows: Options Outstanding and Exercisable

				Weighted
				Average
		Shares	Aggregate	Remaining
	Exercise	Under	Intrinsic	Contractual Life
Expiry Date	Price	Option	Value	(in years)
	$	#	$	#
September 18, 2008	0.30	37,500	2,250	0.13
March 4, 2009	0.19	62,500	10,625	0.59
April 8, 2009	0.14	12,500	2,750	0.69
October 20, 2010	0.30	187,500	11,250	2.22
Options outstanding
and exercisable		300,000	26,875	1.56

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model. There were no stock options granted during the periods ended July 31, 2008 and April 30, 2008.

4.	SHARE PURCHASE WARRANTS

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		Average
	Warrants	Exercise Price
	#	$
Balance, April 30, 2008	–	–
Issued	1,315,168	0.50
Exercised	–	–
Balance, July 31, 2008	1,315,168	0.50

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
July 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During 2008 and 2007, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain on sale of investee’s shares as follows:

	July 31,	July 31,
	2008	2007
	$	$
Gain due to ownership of new assets resulting from investee shares
issued	2,423	158,651

6.	EQUITY ACCOUNTED INVESTEE

The investment in REGI is now accounted for under the equity method and as such the Company’s investment in REGI has been adjusted for the Company's share of losses as follows:

2008
$
Investment at cost	215,800
Share of losses	(215,800)
–

At July 31, 2008, the Company is owed an aggregate of $266,250 (April 30, 2008 - $112,312). The amounts owed are unsecured, non-interest bearing and due on demand.

7.	PROPERTY AND EQUIPMENT

			July 31,	April 30,
			2008	2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	6,633	3,329	3,304	3,856
Office furniture and equipment	8,849	2,949	5,900	6,343
	15,482	6,278	9,204	10,199

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
July 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

8.	RELATED PARTY TRANSACTIONS

[a]

At July 31, 2008, the Company is owed an aggregate of $97,960 (April 30, 2008 - $16,491) by related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the president of the Company controls or significantly influences.

[b]

During the three-month period ended July 31, 2008, fees in the aggregate of $nil (2007 - $11,267) for legal services have been paid or are payable to a professional law firm in which a partner of the law firm is an officer and director of the Company.

	[c]	During the three-month period July 31, 2008, rent of $3,195 (2007 - $3,111) was paid to a company having common officers and directors.

	[d]	During the three-month period ended July 31, 2008, project management fees of $7,500 (2007 - $8,040) were paid to a company having common officers and directors.

[e]

During the three-month period ended July 31, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $14,673 (2007 - $15,647) for services rendered.

The above transactions have been in the normal course of operations and are recorded at their exchange amounts.

9.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per the above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[iii] 1% net profit royalty will be payable to a director on all U.S.-based sales.

On June 15, 2006, the Company entered into a lease agreement to lease office premises for the period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year. The future commitment is as follows:

Amount
$
2009	13,799
2010	2,124
15,923

10.	SUBSEQUENT EVENT

On August 1, 2008, the Company granted stock options, subject to regulatory acceptance, to various consultants, employees and directors of the Company to acquire up to 400,000 common shares at $0.40 per share exercisable for a period of five years from the date of granting.